UNITED  STATES
                  SECURITIES  AND  EXCHANGE  COMMISSION
                        Washington,  D.C.  20549

                             FORM  12b-25

                     NOTIFICATION  OF  LATE  FILING

(Check  One):__Form  10-K  __Form  20-F  __Form  11-K _X_Form 10-Q __ Form N-SAR

                 For  Period  Ended:  ____June 30,  2000________

                 [   ]  Transition  Report  on  Form  10-K
                 [   ]  Transition  Report  on  Form  20-F
                 [   ]  Transition  Report  on  Form  11-K
                 [   ]  Transition  Report  on  Form  10-Q
                 [   ]  Transition  Report  on  Form  N-SAR

                 For  the  Transition  Period  Ended:  _________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



(PART  I   REGISTRANT  INFORMATION)

GO ONLINE NETWORKS CORPORATION

Full  Name  of  Registrant

   N/A

Former  Name  if  Applicable

5681 Beach Blvd., Suite 100/101

Address  of  Principal  Executive  Officer  (Street  and  Number)

Buena Park, California 90621

City,  State  and  Zip  Code

PART  II  -  RULES  12B-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        a)   The  reasons  described  in  reasonable  detail  in  Part  II of  this  form  could  not  be  eliminated  without
             unreasonable  effort  or  expense;
  _X_   b)   The  subject  annual  report,  semi-annual  report,
             transition  report  on  Form  10-K,  Form  20-F,  11-K,  Form
             N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be file on or before the fifth calendar day following the prescribed due date; and
        c)   The  accountant's  statement  or  other  exhibit  required  by
             Rule  12b-25(c)  has  been  attached  if  applicable.

PART  III   NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Registrant was unable to file its Form 10-QSB within the prescribed time period due to unanticipated delays in the completion of the Registrant's internal unaudited financial statements for the period ended June 30, 2000. The Registrant's financial statements for the applicable period are being finalized and it is anticipated that the Registrant's Form 10-QSB will be filed within 5 calendar days of the prescribed due date.

PART  IV   OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         M. Richard Cutler   (949)          719-1977
         ------------         -----          --------
           (Name)          (Area  Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter)period that the registrant was required to file such reports) been filed? If answer is no, identify reports).

                                                       __X__  Yes  ___  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         ___  Yes  _X_  No

                    Go Online Networks Corporation
_____________________________________________________________________
             (Name  of  Registrant  as  Specified  in  Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 2000                     By:  /s/  Joseph M. Naughton
                                               ___________________________
                                               Joseph M. Naughton,  President